Filed Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Filed by NPS Pharmaceuticals, Inc.

Subject Company: NPS Pharmaceuticals, Inc.

Enzon Pharmaceuticals, Inc.

Commission File No. 000-23272

The following is a transcript of the NPS Pharmaceuticals, Inc. earnings conference call held on May 14, 2003.

Moderator: David Clark

May 14, 2003

4:00 pm CT

Operator:

Good afternoon. My name is Heather and I will be your conference facilitator today. At this time I would like to welcome everyone to the NPS Pharmaceuticals Quarter One 2003 Earnings Conference Call. All lines have been placed on mute to prevent any background noise.

After the speakers’ remarks there will be a question and answer period. If you would like to ask a question at this time simply press star then the number 1 on your telephone keypad. If you would like to withdraw your question press star then the number 2.

Thank you. Mr. Clark, you may begin.

David Clark:

Thank you Heather and good afternoon ladies and gentlemen. It’s my pleasure to welcome you to our conference call to update investors on current corporate activities and to report our First Quarter Operating Results.

Also participating on this call from NPS are Hunter Jackson, Chairman, President and CEO and Morgan Brown, Corporate Controller and Senior

Director of Financial Reporting. Tom Heath our Senior Vice President, Marketing and Sales and Tom Marriott our Vice President, Development and Research, are also here to help answer questions after our presentation.

I remind you of course that our remarks this afternoon will include forward-looking statements. Such statements involve risks and uncertainties inherent to our business and actual results may differ materially from our projections. Please consider cautionary statements made in our reports filed with the SEC and in today’s press release reporting our First Quarter Results, for a more complete statement of these risks.

If you don’t have access to a copy of today’s press release you can call Patty Davies at 801-584-5440 and she’ll email a copy of the release to you. This call is being web cast and recorded for replay. Instructions for accessing archived versions of this call are found in today’s press release and in the press release dated May 7, 2003 announcing this call, and they can also be obtained on the company’s website at www.npsp.com. I would now like to turn the call over to Dr. Hunter Jackson.

Hunter Jackson:

Thank you Dave. Good afternoon everyone. It’s my pleasure to speak with you today and to provide an update of recent company developments. I’ll make a brief statement to summarize our First Quarter progress and then I’ll hand the call off to Morgan Brown for our report of financial results. After Morgan’s report we’ll be available for questions.

During the quarter we made a major strategic announcement when we reported our plan to merge with Enzon Pharmaceuticals of Bridgewater, New Jersey. We continue to believe in the strategic rationale of the combination, that rationale fundamentally involves bringing together a promising pipeline with late stage product opportunities and a product-based revenue stream to create a sustainable and growing pharmaceutical enterprise. We’re moving forward to complete our proxy materials related to the merger and to clear the customary SEC review process.

The company also noted advances in a number of its programs beginning with PREOS, our proprietary molecule being developed for the treatment of osteoporosis. We’re pleased with the high rates of enrollment in the OLES Trial. OLES stands for Open Label Extension Study. We reported that over 75% of the patients completing 18 months of dosing in the ongoing pivotal clinical study of PREOS, the TOP study, have chosen to enroll in the OLES Trial, which allows for a total use of PREOS for up to 24 months. We believe that this high enrollment rate reflects patient satisfaction with the PREOS injection device and a high level of motivation to treat their disease.

We also announced that the preliminary results from the PaTH, standing for parathyroid hormone and alendronate, study indicated that measures of efficacy and safety were in line with our Phase II study with PREOS and with other studies using combinations of fragments of parathyroid hormone and alendronate. In addition, it was noted by the study’s principal investigator, Dr. Dennis Black of the University of California, San Francisco, the data, using an advanced imaging technology called quantitative computed tomography or QCT, have been collected and are expected to provide insight into bone quality not previously available in studies of parathyroid hormone and alendronate. The investigators have submitted abstracts to report these data at the ASCMR meeting in September.

Regarding cinacalcet HCl, NPS’s small molecule compound for the treatment of hyperparathyroidism, we announced in the first quarter that our licensee, Amgen, intends to file a new drug application with the FDA in the second half of 2003. Amgen reiterated this goal in April and also reported that results from the first completed Phase III trial with cinacalcet in patients with secondary hyperparathyroidism indicated that the compound appears to be safe, well tolerated and effective as judged by obtaining statistical significance in key metabolic endpoints.

We look forward to continued news from Amgen including expected reports of Phase II and Phase III data at relevant scientific meetings over the course of this year.

We also announced our intentions to expand the development of ALX-0600, for the treatment of gastrointestinal disorders, by starting a Phase II, a proof-of-concept trial, in patients with Crohn’s disease by the middle of the year. We plan to continue development of this proprietary compound for treating patients with short bowel syndrome. We intend to initiate a pivotal study in late 2003 pending regulatory review of our protocol in the U.S. and Europe.

We look forward to providing further updates of our clinical progress as the year continues. I’ll now turn the call over to Morgan for our financial report.

Morgan Brown:

Thank you Hunter. As for our operating results we incurred a net operating loss in the first quarter of $28.1 million or 80 cents per share. Revenues for the quarter were $138,000 as compared to our guidance of $136,000. We currently estimate that revenues for the second quarter of 2003 will be approximately $75,000.

I remind everyone, beginning in the third quarter of 2002 we have recognized no revenue under our research funding agreement with the government of Canada pursuant to the Technology Partnership Canada Program. Depending upon the results of ongoing negotiation to amend certain provisions of our research funding agreements with the government of Canada we may recognize the remaining approximate Canadian $900,000 under the terms of this agreement when negotiations are finalized. We are confident we will reach a mutually acceptable outcome.

Research and development expenses for the first quarter were $24.8 million, lower than our guidance of $27.5 to $30.5 million. Our research and development expenses are primarily associated with the cost of conducting clinical trials for PREOS, including the cost for our ongoing pivotal Phase III trial, the cost for activities associated with the development of ALX-0600, and our costs related to the manufacturer of clinical and commercial supplies of PREOS and ALX-0600.

Actual costs for the first quarter were lower than guidance, primarily due to the fact that we had anticipated signing a long-term commercial fill and finish manufacturing contract during the quarter, resulting in a payment of a reservation fee. We have not yet formalized this agreement, but anticipate signing an agreement in the future.

We currently estimate that research and development expenses for the second quarter of 2003 will be $27 to $30 million. General and administrative expenses for the first quarter were $5 million, close to our guidance of $4.2 to $4.7 million. Our general administrative expenses continue to increase as we increase our market development activities associated with PREOS and ALX-0600. We expect that general and administrative expenses for the second quarter of 2003 will be $4.9 to $5.4 million.

Amortization of acquired intangibles was $343,000 for the first quarter and is expected to be approximately $375,000 in the second quarter of 2003. Other income net was $1.9 million for the first quarter, near our guidance of $1.4 to $1.8 million. We expect other income net will be $1.2 to $1.6 million for the second quarter of 2003. As of March 31st, 2003 we had 35.2 million shares outstanding and $209 million in cash, cash equivalents and marketable investment securities. We anticipate that our cash, cash equivalents and marketable investment securities will decrease by $105 to $115 million by December 31st, 2003 leaving a balance of cash, cash equivalents and marketable investment securities of $94 to $104 million.

This guidance reflects ongoing company operations, including the planned patient scope of clinical trials and current and planned manufacturing arrangements for PREOS and ALX-0600. I’ll now turn the time back to Hunter.

Hunter Jackson:	Thank you Morgan. We’ll now be happy to take your questions.

Operator:	At this time I would like to remind everyone, in order to ask a question you may press star and then the number 1 on your telephone keypad. We will pause for just a moment to compile the Q&A roster.

Your first question comes from Mark Schoenebaum with Piper Jaffray.

Mark Schoenebaum:	Hi everybody, how are you?

Hunter Jackson:	Hi Mark. Well, how are you?

Mark Schoenebaum:

Good thank you. Quick question. I’ve just been thinking a little bit about PREOS and the fact that it acts obviously on calcium physiology and clearly calcium physiology is the way to the QT interval and this is a big concern of the FDA. Have you guys in your discussions with the FDA, is there concern over, will you need to do a QT study with an active control on PREOS? That’s my first question.

Hunter Jackson:	Let me direct this question to Tom Marriott.

Tom Marriott:

We have in fact considered whether we need to do this study. We have information from the agency from very early in the development that we didn’t need to do such a study but we have re-asked the agency if we need to complete such a study in light of the guidelines that have been proposed early this year. We haven’t gotten an answer from that but if in fact the answer comes back that we need to do the study we should be able to do it in plenty of time to not impact our planned filing of the NDA in the middle of 2004.

Mark Schoenebaum:	Would that impact any of your financial guidance?

Tom Marriott:	It certainly is an additional clinical trial that has expense included with it, but I don’t think it significantly impacts our financial guidance at this point.

Mark Schoenebaum:	Okay and one more question on PREOS, in the TOP trial how was the, what fracture rate are you assuming in the placebo group and how was that derived? Or have you disclosed that?

Tom Marriott:

We haven’t specifically disclosed how we exactly derived it but in fact we based our estimates on the placebo group in the fifth trial. There was both the group that did not have fractures and a group that did have fractures in that large trial. We simply used the placebo group as the basis for starting our estimates for what the fracture rate in our placebo control group would be.

Mark Schoenebaum:	Wasn’t the fifth trial though a three or four year trial?

Tom Marriott:	Yes, but one can calculate the fracture rate per year based on the number of patients in the trial and that’s what we used.

Mark Schoenebaum:	Okay great and then can you just clarify the timing in the POWER trial and then I’ll hop back in the queue.

Tom Marriott:

The POWER trial will finish one year of dosing in September of 2003. It’s a three year trial with two year of active treatment with PREOS, a third year follow-up. We will include data from the first year in the NDA but we’re not planning to release those data publicly because we don’t want to take a chance of impacting the blinding of the study.

Mark Schoenebaum:	Thanks very much. Good luck.

Hunter Jackson:	Thank you.

Operator:	Your next question comes from Felicia Reed.

Felicia Reed:

Yes, thanks for taking my question. In the past you guys have talked about, with Enzon, generating about $500 million in revenue by 2007, and I’m just wondering if your thoughts about that have changed given Enzon’s earnings last night with PEG-INTRON royalties coming in short and the Abelcet guidance seemed lowered pretty significantly. Thanks.

Hunter Jackson:

Well actually, Felicia, that number was combined revenue and in the combined company so it has components of NPS product revenue as well. As I said earlier we continue to believe in the rationale for this merger. Even as we speak this afternoon we have people working our way through the SEC review process, the response to the SEC questions regarding our proxy statement, that will ultimately be mailed to both Enzon and NPS shareholders.

Now, that being said, we are of course mindful of the financial guidance provided by Schering and by Enzon and we’re working together with Enzon to determine what impact that might have on the long-term operations of the combined company. But at this point I have no reason to change those kinds of numbers particularly that far out.

Felicia Reed:	Okay, thank you.

Operator:	Your next question comes from Patrick [INAUDIBLE] Peters with [INAUDIBLE] Partners.

Patrick [INAUDIBLE] Peters:

Hi. Thank you for taking my question and congratulations on a recently good quarter. Couple of questions regarding the manufacturing of PREOS. You have been switching manufacturers so there’s the potential that, or I guess the consequence of that, you may or may not have to do an additional trial. Can you comment on that? And could you also comment on what size of a trial you would look at if you had to do a study to evaluate the impact of PREOS on QTC [INAUDIBLE]? Thank you.

Tom Marriott:

Let’s do the QTC trials first. The guidance that the agency put out earlier this year has a suggested clinical trial design. We would simply follow that guidance unless our discussions with the agency suggest something otherwise. So, for the moment I’m not going to speculate on any other design other than what’s proposed in the guidance.

With respect to the manufacturing, you are correct we are currently manufacturing both drug for use in our clinical trials in our initial launch at SynCo Bio Partners in Amsterdam and you know that we have signed a long-term manufacturing agreement with Boehringer Ingelheim in Vienna for the later stages of the commercialization. We’re in discussions with the FDA as to exactly what kind of a study we might need to do in terms of a bridging study when we get the Boehringer Ingelheim facility online and have the chance to look at their product.

At this point our worse case expectation is that we will do a simple bio equivalent study using the current pen, the current formulation, but changing just the two suppliers of both drug.

Patrick [INAUDIBLE] Peters:	Do I read in your language that you are expecting to have to do such a trial or are you, when we talked earlier about that it was unclear, so could you…?

Hunter Jackson:

I said that the bio equivalent study at this point seems to be the worse case scenario. Our proposal to the agency has been that we can characterize the bulk drug well enough based on its physical chemical properties that we shouldn’t, that we don’t need to do that. We need their agreement on whether that’s in fact true.

Patrick [INAUDIBLE] Peters:	Okay, thank you.

Operator:	Your next question comes from Jim Birchenough with Lehman Brothers.

Jim Birchenough:	Hi guys.

Hunter Jackson:	Hi Jim.

Jim Birchenough:

First question just with regards to the proposed Enzon merger. Just wondering, in terms of this being a strategic fit for you guys, and what had been, you know, supposed to be $200 million in top line revenues being able to sustain the combined entity to profitability in ‘07. At what point do Enzon revenues fall below a point where this doesn’t make strategic sense and it can’t get you to profitability in ‘07. I mean is it below $150 million, below $100 million, can you give some comment on that?

Hunter Jackson:

I can’t give you a specific number Jim. You know that, that kind of analysis, which, as I indicated is part of our ongoing activity. We’re committed to continuously evaluating all of the information available to us and we continue to do that. But that kind of financial analysis involves analysis not only of those two revenue sources from Enzon but expenses from Enzon programs, from NPS programs, expected revenues from other programs at Enzon, from things that we might in-license and from NPS programs. So, it’s a complicated analysis with a lot of moving parts.

And I might add, that also gives us a lot of degrees of freedom to operate the business and manage it toward financial goals that we think are reasonable.

Jim Birchenough:

And just following up on that point, in the event that there’s a need to prioritize programs, I’m assuming there’s been some discussion with Enzon in terms of where the priorities fall in terms of the different programs both at NPS and Enzon. Could you go through where those priorities are and specifically does ALX-0600 fall before any post marketing studies in Abelcet, how do you sort of rank order these things in terms of priority?

Hunter Jackson:

I wouldn’t rank order them at this time Jim. We’ve of course, as you might expect, we’ve had discussion between people at Enzon and NPS regarding the various programs, we won’t undertake a formal rationalization of the combined portfolio until the deal closes. We have plans to do that, we have a date set to do that, and once that is done we can give you more guidance as to what the programs are that we are going forward with. But in terms of rank ordering, you know even within NPS at this point it would be difficult to give you a strict rank ordering. We like a number of programs and expect to continue forward with them.

Jim Birchenough:

And just a final question on manufacturing. Is the assumption still that Vetter will do the fill and finish or are you looking at others that could potentially do it? And just beyond that, what’s the main function of any delays on signing an agreement on fill and finish?

Tom Marriott:

At this moment we’re still planning to use Vetter for the fill and finish with respect to the dual chamber carpule. We, like other companies, continue to look for alternate approaches to delivering PTH in an effective manner to our patients.

Jim Birchenough:	Great, well thanks for taking my questions.

Hunter Jackson:	You bet, thank you Jim.

Operator:	Your next question comes from Elise Wang with Smith Barney.

Elise Wang:

Hi, thank you for taking my question. Just to kind of clarify things a little bit here, one is, could you remind us, do you have, or what amount of clinical supply do you have available for the PREOS Phase III study. Do you have sufficient to complete that study or do you actually have to run some additional lots at this point and time? And I just wanted to follow up on your comments about this bridging study.

Hunter Jackson:	Yes, we have enough for the clinical studies Elise.

Elise Wang:	Okay, and then in regards to the comment on doing a bridging study as you transfer the manufacturing process on a commercial scale, just to clarify a little bit, how large a study do you suspect you would have to run and do you have to get that done by a certain time point in order to be able to file for the product?

Tom Marriott:

At this stage we’re not planning to include Boehringer Ingelheim in our initial NDA because they will just be finishing their conformance batches in the beginning of 2004, so our plan is to file with SynCo and then bring BI on at a later date so the bio equivalent study, if we need to do one, for qualification of the Boehringer Ingelheim material won’t have an impact on the NDA.

Elise Wang:

Okay so in terms of the initial supply that you might have available, from SynCo, is that enough to help you on the initial market launch or do you need to have Boehringer Ingelheim on board for that purpose?

Tom Marriott:	No it is…

Hunter Jackson:	We’ll have supply from SynCo for the initial launch. It’s not necessary to have material from BI at that point.

Elise Wang:

Okay, and then in terms of timing for the shareholder vote, I know that its been a little bit of a moving target, but can you qualify for us exactly the nature of perhaps the questions that you’ve gotten from the SEC in reviewing your proxy filing, and give us some sense at least about a turn around time if at all or at least what the leading factors are for that?

Hunter Jackson:

We have gotten the ordinary, customary questions Elise. There’s been, there are really no surprises there, but a request for a lot of detail. We are working through that. We expect to file timely, but I would be reluctant to speak for our team of attorneys and accountants that are working through that and pin them down to a specific date.

You know there are other factors certainly involved here. One is, an important one, is what the SEC’s response to our response is, and how quickly they get back to us with that and I really can’t predict that and then of course after that we, once that’s all finalized, we need to give sufficient notice to shareholders, which would probably be on the order of 25 to 35 days. And at that point we can get this done.

Elise Wang:

Okay, that’s helpful and this last question for you. Could you give us a sense of the design of the study for the proof-of-concept study in Crohn’s disease for ALX-0600, and some of your preliminary thoughts about the pivotal study design for the indication of short bowel syndrome?

Hunter Jackson:

It would be premature Elise, particularly in a forum like this, to disclose any details of the design for the Crohn’s study. As that gets a little bit closer there will be other forums where we can give you some more information on that. We’d like to be sure that everything is nailed down and the study gets started before we get into that. And with regards to the short bowel syndrome, the trial, as I indicated, we’re still in the process of getting regulatory approval for that both here and in the EU, so again I think it would be premature. Lets see what the agencies have to say. Our view of the protocol may be altered.

Elise Wang:	All right, thank you very much.

Operator:	Your next question comes from Tom [INAUDIBLE] with Merrill Lynch.

Tom [INAUDIBLE]:

Hi, thanks for taking my call. I was just wondering if you were going to give updated guidance for the combined company for ‘03? I think in the past you’ve given 200 million as a top line number for revenue and I think 150 million for R&D.

Hunter Jackson:	No, we don’t have any revised guidance to give you this afternoon on that Tom.

Tom [INAUDIBLE]:	Okay, thanks a lot.

Operator:	Your next question comes from Adam Walsh with Jefferies and Company.

Adam Walsh:	Hi, good afternoon.

Hunter Jackson:	Good afternoon Adam.

Adam Walsh:

My questions are, most of them have been answered. I do have a question on ALX-0600. When might we get an update on the discussions with the Canadian government? When would we see resolution there and would it be prior to pivotal studies, the initiation of those studies, or sometime thereafter?

Hunter Jackson:

I expect that it would be prior to the initiation of pivotal studies. As you know, I know you’ve been following the company for a while now, these discussions have been ongoing for a while now but I think we’re getting reasonably close to resolving it. Once it is, we of course will let you know and let you know how it came out, but we’re pretty optimistic about it at this point.

Adam Walsh:	Great and then just a follow-up to Elise’s question on the trial design for 0600. Is it possible you could shed any light on what the clinical end points might be at this stage in the game?

Tom Marriott:	Sure there’s, with respect to the Crohn’s studies, a standard measure is the CDAI, the Crohn’s disease activity index, and looking at particular reductions in that measure of the severity of the disease following treatment with the compound. With respect to the short bowel syndrome, one obvious end point would be some reduction in parenteral feeding or enteral feeding of the patients.

Adam Walsh:	Okay, terrific that’s helpful thank you.

Operator:	At this time I would like to again give everyone an opportunity to press star then the number 1 for any questions. Your next question is a follow-up question from Patrick [INAUDIBLE] Peters.

Patrick [INAUDIBLE] Peters:

Hi, just one more quick last question regarding the carcinogenicity study, sort of going through my notes here as we’re talking. It seems like that now is about the time where the 24 month end point, or the 12 month end point, no 24 month end point, should have been reached. Can you give us an update when we might be able to hear about the data?

Hunter Jackson:

Your notes are accurate Patrick. We’re winding down that study as we told you that we would in May. As to when information might be available, we don’t expect to have the full review, the final report on that study, until about the end of the year. We may have some information for you though that we may be able to disclose toward the end of September or in October.

Patrick [INAUDIBLE] Peters:	Thank you.

Operator:	Your next question comes from Walter [INAUDIBLE] with Life Science Equity Partners.

Walter [INAUDIBLE]:	Yes, Hunter thanks for taking the question. Aside from the stockholder vote does the board or management at NPS have any capability to walk away from the merger should you ultimately decide that’s a good thing to do.

Hunter Jackson:

The merger agreement, Walter, I believe is public. There are of course obligations that the board has to the NPS shareholders. There are provisions for terminating the agreement, there is, under certain conditions, there is a break-up fee of $30 million, as we’ve spoken about before and is public. So there are those measures available to the boards of both NPS and Enzon.

Walter [INAUDIBLE]:	Okay, thank you.

Operator:	At this time gentlemen there are no further questions. Do you have any closing remarks?

Hunter Jackson:

I would just like to thank you all very much for joining us on our call today. As I think you all know we have a number of important events upcoming over the rest of this year and we look forward to keeping you informed. We’ll be talking with you soon.

Operator:	Thank you for participating in today’s teleconference. You may now disconnect.

END

Cautionary Statement For The Purpose Of The “Safe Harbor” Provisions

Of The Private Securities Litigation Reform Act of 1995

Statements made in this presentation, which are not historical in nature, constitute forward-looking statements for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. Such statements include those regarding our intent to commercialize small molecules and recombinant proteins as drugs, specifically, our product candidates, PREOS, ALX-0600 and cinacalcet HCl, and the proposed merger of NPS and Enzon. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include: we do not have and may never develop any products that generate revenues; our product candidates may not prove to be safe or efficacious; the FDA may delay approval or may not approve any of our product candidates; current collaborators or partners may not devote adequate resources to the development and commercialization of our licensed drug candidates which would prevent or delay introduction of drug candidates to the market; we may be unable to generate adequate sales and marketing capabilities to effectively market and sell our products; failure to secure adequate manufacturing and storage sources for our products could result in disruption or cessation of our clinical trials and eventual commercialization of such products; we may not have or be able to secure sufficient capital to fund development and commercialization of our product candidates; and the risks that the NPS and Enzon businesses will not be integrated successfully and that the NPS or Enzon stockholders may not approve the proposed merger. All information in this transcript is as of May 14, 2003, and we undertake no duty to update this information. A more complete description of these risks can be found in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended December 31, 2002 and in our quarterly report on Form 10-Q for the first quarter of 2003.

Additional Information And Where To Find It

In connection with the proposed NPS-Enzon merger, NPS, Enzon and Momentum Merger Corporation have caused to be filed a preliminary joint proxy statement/prospectus with the SEC in connection with the transaction described herein. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION DESCRIBED HEREIN. Investors and security holders may obtain a free copy of the preliminary joint proxy statement/prospectus and other documents filed by NPS and Enzon with the SEC at the SEC’s web site at http://www.sec.gov or by contacting NPS at 801-583-4939 and through NPS’ website at http://www.npsp.com, or by contacting Enzon at 908-541-8678 and through Enzon’s website at http://www.enzon.com.

NPS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NPS and Enzon in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described is included in the preliminary joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in NPS’ 2002 Annual Report on Form 10-K, which was filed with the SEC on March 21, 2003. This document is available free of charge at the SEC’s web site at http://www.sec.gov or by contacting NPS at 801-583-4939 and through NPS’ website at http://www.npsp.com.

Enzon and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Enzon and NPS in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the preliminary joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Enzon’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about October 28, 2002. This document is available free of charge at the SEC’s web site at http://www.sec.gov or by contacting Enzon at 908-541-8678 and through Enzon’s website at http://www.enzon.com.